Mail Stop 3561

 					April 19, 2006



Mr. Joel Sens
Chief Executive Officer
Seawright Holdings, Inc.
600 Cameron Street
Alexandria, VA 22134

	Re:	Seawright Holdings, Inc.
		Form 8-K Filed April 17, 2006
		File No. 333-56848

Dear Mr. Sens:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K

Item 4.02
1. With respect to your accounting for the put agreement, based on your disclosures in Note H of Form 10-KSB for fiscal year ended December 31, 2005, it appears you recorded the amount to be paid at settlement, rather than the fair value, as a current liability at the inception of the agreement, with no subsequent changes in fair value.
Please explain to us in detail how your accounting complies with SFAS
150. Additionally, please explain to us in greater detail how you were previously accounting for the agreement under SFAS 150. We note your disclosure that you were accounting for the agreement as if the terms were "conditional rather than predefined." Tell us what you mean by this statement and tell us more specifically how this affected your accounting. In this connection, it would be helpful for us to understand whether you view the contract as a forward contract or a written put option since your disclosures are confusing. For example, in the second paragraph on page F-24 of your
2005 Form 10-KSB you refer to "an option to put" but in the third paragraph on page F-30 you refer to "the forward contract." Finally, tell us who you spoke with at the SEC with respect to accounting for the put agreement. We have no record of corresponding with you with respect to accounting and disclosure issues surrounding the put agreement. If you did not interact with the SEC staff with respect to accounting for the put agreement, please amend your Item 4.02 to clarify the items for which the identification of an error was a result of resolving the SEC comment process. For any other error corrections, please specify whether you or your independent auditors discovered the issue.
2. Please provide us with a copy of the put agreement with your response to our comments and file such agreement as an exhibit.
3. In Item 8A of Form 10-KSB, you disclose that your certifying officers concluded that disclosure controls and procedures were effective as of December 31, 2005. Please explain to us why the discovery of the errors disclosed in Form 8-K did not affect your conclusion regarding the effectiveness of disclosure controls and procedures.
4. You disclose that your previously issued financial statements for the year ended December 31, 2005 should no longer be relied upon. It appears you may have intended to state that the financial statements for the year ended December 31, 2004 should no longer be relied upon.
If so, please amend Form 8-K to correct this statement.
5. As you have concluded that your previously issued financial statements for the quarters ended March 31, 2005, June 30, 2005 and
September 30, 2005 should no longer be relied upon, please amend your fiscal 2005 Forms 10-QSB to correct the disclosed errors. Refer by analogy to Codification of Auditing Standards AU 561.06(a).
6. We note you concluded on February 24, 2006 that your financial statements for certain periods should not be relied upon; yet, you did not file Form 8-K until April 17, 2006. Please note that Form 8-
K should be filed within four days of the triggering event. Refer to
SEC Release 33-8400.

*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 5 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Staff Accountant Sarah Goldberg at (202)
551-
3340 if you have any questions regarding these comments.

								Sincerely,


								Sarah Goldberg


Mr. Sens
Seawright Holdings, Inc.
April 19, 2006
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